                       March 6th, 2014
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Grupo TMM, S.A.B.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed May 15, 2013
File No. 333-14194
Response dated January 24, 2014

Dear Mr. Shenk:

Carlos Pedro Aguilar Mendez, acting as Chief Financial Officer of Grupo TMM, S.A.B., (Grupo TMM or the Company) in response to the additional comments to the Response dated January 24, 2014 related to the Form 20-F for Fiscal Year Ended December 31, 2012, Filed: May 15th, 2012, File No. 333-14194 received February 20, 2014 hereby provide the information required for a better understanding of Grupo TMM disclosure:

Item 3. Key Information

Selected Financial Data, page 2

1. Refer to your response to prior comment 1. For more clarity to your disclosure, please consider conforming your table headings here similar to your financial statement presentation wherein the financial statement headings state that the amounts are in Mexican pesos.

Response: We will conform in the following report the headings on each table.

2. We note your response to prior comment 2 that quantification of other (expense) income is available in other sections of your filing. Although the amounts of other (expense) income are available in other sections, such information is disaggregated and not readily apparent. In this regard, please quantify here each of the items indicated in note (a) to the selected consolidated financial data table on page 3.

Response: For a better understanding the information of the integration of “Other (Expenses) Income” indicated at note (a) on page 3 is herein presented in the following table:

Year ended December 31,
	2012	2011	2010	2009	2008
Goodwill impairment (Note 11 (3))	$ -	$ (129,555)	-	$ (47,077)	$ (52,088)
Reserve for fiscal resolution cost (Note 24b V)	(100,000)	-	-	-	-
Reserve for prepayment and arbitration expenses (Note 24b III)	(6,830)	(83,611)	(2,932)	-	-
Cancellation of ferriage	-	(28,483)	-	-	-
Amortization of non-competition rights (Note 11(2))	(22,822)	(25,600)	(26,032)	(27,827)	(23,060)
Provision for consulting payments	-	(4,449)	(3,905)	(4,174)	(3,470)
Other—Net	(622)	(3,157)	417	(2,081)	(8,441)
Proceeds from the sale of subsidiaries	-	(2,560)	(32,629)	-	-
Gain on the purchase of Inmobiliaria Dos Naciones (see Note 1h and 4)	74,245	-	-	-	-
Dividends received from Comercializadora y Distribuidora Milgret	23,420	-	-	-	-
Cancellation provision for tax on dividends	-	54,494	-	-	-
Taxes recovered, net of expenses incurred	6,232	37,282	-	19,992	31,579
Proceeds from the sale of fixed assets	-	10,364	51	-	-
Excess on equipment leasing	-	-	-	(15,832)	-
Sale of subsidiaries, Northarc Express, S.A. de C.V. , in 2008	-	-	-	-	198,433
Surplus from equipment leasing	-	-	-	-	(42,774)
Recovery from the tanker vessel construction project	-	-	-	-	12,627
Loss on Repcorp shares purchase	-	-	-	-	(11,843)
Consulting expenses for corporate restructuring	-	-	-	-	(4,063)
	$(26,377)	$(175,275)	$(65,030)	$(76,999)	$96,900

3. Refer to your response to prior comment 3. Please consider the need for note (b) on page 4 to the table on page 3, since the presentation in the table conforms to the presentation in the statements of operations.

Response: In the following report we will consider the need of this note

Operating and Financial Review and Prospects, page 40

4. Refer to your response to prior comment 4. The information in your response appears to be meaningful to investors given your circumstances. Please confirm that you will revise your disclosure to include the information in the response.

Response: We confirm that we shall include such information in future filings and confirm that as of this date, the Company has not received any notice or request of any failure regarding the accumulated losses of the Company.

Notes to the Consolidated Financial Statements, page F-10

Note 3. Summary of Significant Accounting Policies, page F-17

c. Translation of Foreign Currency, page F-18

5. Refer to your response to prior comment 10. IAS 21 paragraph 13 states “An entity’s functional currency reflects the underlying transactions, events and conditions that are relevant to it. Accordingly, once determined, the functional currency is not changed unless there is a change in those underlying transactions, events and conditions.” It appears from your response that the reason for the change in your functional currency was due to the high fluctuation of the exchange rate and high volatility between the Mexican peso and U.S. dollar. Please explain to us in detail how the reason for your change complies with IAS 21 paragraph 13. Also, explain to us in detail (i) how you considered the factors in paragraphs 9 and 10 of IAS 21 in determining your functional currency, (ii) what underlying transactions, events and conditions that occurred in your economic environment are relevant to you and how they relate to the factors in paragraphs 9 and 10 and (iii) the underlying transactions, events and conditions relevant to you that have changed and how they substantiate a change in your functional currency.

Response: The evaluation of the Functional Currency is a continuously and permanent process in accordance with the requirements of IAS 21 paragraphs 9, 10 and 13. The principal economic environment in which the Company generates and uses the cash has gradually change between 2010 and 2012 since the composition of US Dollar and Mexican Peso with respect to the income, cost, and expense as well as the financing of such components was gradually modified with no connection to any specific year.

It’s important to mention that the IAS 21 states that when contradictory indicators exist about this evaluation the management shall apply its best judgment to determine the functional currency that most reliably represents the economic effects of the underlying transactions, events, and conditions. As part of this process, the management of the Company consider priority to the fundamental indicators set forth in paragraph 9 of IAS 21 since paragraphs 10 and 11 are specifically meant to provide additional evidence but not conclusive.

Currently, the Company has an income, costs, expenses, assets, and liabilities composition between Mexican Peso and US Dollar as follows:

	2012		2011		2010
	Ps	US	Ps	US	Ps	US
Income	41%	59%	40%	60%	38%	62%
Cost & Expenses	70%	30%	70%	30%	69%	31%
Financing	96%	4%	96%	4%	96%	4%

As per the indicator referred to income (Services Sale Price) it’s related with the US Dollar, nevertheless, the tendency shows that such indicator might substantially change to Mexican Peso. Likewise the management of the Company, from 2012 and considering the actual conditions with its clients, the Services Sale Price could be made in Mexican Peso so that the change in this indicator supports the conclusion and determination regarding the change in functional currency from US Dollar to Mexican Peso.

The cost and expenses keep a composition primarily in Mexican Peso, situation that has not been modified substantially in each mentioned period generating more relevance over the income indicator previously mentioned.

The financing issue was evaluated as additional evidence that does not contrasts against the conclusion and determination about the change in the functional currency but that it cannot be considered as an indicator that by itself would be conclusive in the determination of the functional currency.

Therefore the management of the Company, based upon such information, concluded that the volatility is considered as underlying conditions for the Company’s evaluation and determination for the change in its functional currency (IAS 21.13) since such volatility was accentuated at the end of 2011 and early 2012, the exchange rate fluctuates from $11.7748 in middle 2011 to $13.9476 by the end of the same year and $12.8093 at beginning of 2012.

6. In connection with the above comment and as previously requested, please reconcile for us the disclosure in your Form 20-F for fiscal 2011 that the US dollar was the primary operating currency in which a significant portion of your assets and liabilities arose and/or are listed and the disclosure in your Form 20-F for 2012 that the Mexican peso is the currency in which a significant portion of your assets and liabilities arose and /or are listed. That is, tell us how your circumstances changed between these two periods and why they validate the change in your disclosure in this regard for 2012.

Response: As previously mentioned in point 5, the disclose of 2011 and 2012 complies with the conclusion and determination of the functional currency made by the company since even due the is a composition among US Dollar, Mexican Pesos and other foreign currency with respect to the income, cost, expenses, assets and liabilities, its important the reading of the 20-F might be able to relate that the functional currency, either Mexican Peso or US Dollar corresponds to a significant portion of said concepts or currency.

Note 12. Financing, page F-31

7. Refer to your response to prior comment 12. Please include in your note the items for which amortization is reported as interest expense in your statement of operations, and for each of those items disclose the (i) amount of amortization, (iii) amortization period and (iii) remaining balance to be amortized at each balance sheet date presented. We believe this will help investors better understand how you arrive at the total amount of interest reported in your statement of operations.

Response: In the following report we will include the information to provide better understand of how the Company arrive at the total amount of interest reported in the statement of operations.

Note 14. Trust certificates program, page F-38

8. Refer to your response to prior comment 14. Please confirm that you will disclose the reason why interest is being capitalized and the basis for capitalization, consistent with your response to prior comment 13.

Response: In the following report we will disclose the reason why interest is being capitalized and the basis for capitalization

Note 21. Financial information by segment, page F-46

9. Refer to your response to prior comment 15. Please confirm that you will revise future filings to clearly present the results of the “Ports and terminals” division as a loss of $3,783 for fiscal 2012.

Response: Yes we will revise future filing

Regards,

________________________________________
/s/ Carlos Pedro Aguilar Mendez
Chief Financial Officer
Grupo TMM, S.A.B.

Grupo TMM, S. A. B.
Av. de la Cúspide No. 4755,Col Parques del Pedregal
C. P. 14010, Tlalpan, México, D.F.
Tel: (5255)5629 8866 Fax: (5255) 5666 1486
www.grupotmm.com